Jon C. Avina

+1 650 843 5307

javina@cooley.com

March 6, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, DC 20549

Attn:	Mitchell Austin, Staff Attorney
Jan Woo, Legal Branch Chief
David Edgar, Staff Accountant
Kathleen Collins, Accounting Branch Chief

Re:	Zoom Video Communications, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted February 15, 2019
CIK No. 0001585521

Ladies and Gentlemen:

On behalf of Zoom Video Communications, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 28, 2019, with respect to the Company’s Amendment No. 1 to Confidential Draft Registration Statement on Form S-1, confidentially submitted on February 15, 2019. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 4

1.

You state that you define monthly recurring revenue (MRR) as recurring revenue for the last month of the period from applicable customers under contract with you for a recurring subscription. Please clarify whether monthly subscription customers are included in MRR and, if so, explain your basis for annualizing revenue derived from such customers.

Cooley LLP      3175 Hanover Street      Palo Alto, CA      94304-1130

t: (650) 843-5000      f: (650) 849-7400      cooley.com

U.S. Securities and Exchange Commission

March 6, 2019

Page Two

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 56 and 74 of the Registration Statement to explain that monthly subscription customers are included in MRR so long as the Company does not have any indication that the customer has cancelled or intends to cancel its subscription. The Company supplementally advises the Staff that monthly subscriptions are subject to auto-renewal unless the customer affirmatively cancels the subscription, and the Company has historically experienced low cancellation rates, as reflected in the Company’s net dollar expansion rate. As such, the Company believes that including the MRR of monthly subscription customers in the calculation of ARR provides a reasonable indication of the revenue expected to be generated from such customers on an annualized basis. To the extent that the Company experiences higher cancellation rates in the future, it will reassess the use of MRR and ARR as an indicator of its business.

2.

We also note from your revised disclosure on page 77 that although customers can cancel their subscriptions at any time, any amounts owed under the contract term remain due and payable. If, for example, a customer with a three-year contract were to cancel their subscription in year one, please clarify for us whether they would be required to pay all amounts due for years two and three. To the extent they can cancel without incurring such penalties, tell us how you determined that annualizing monthly revenue for cancellable contracts is an appropriate measure for analyzing your business.

In response to the Staff’s comment, the Company supplementally advises the Staff that, while a customer can cancel its subscription at any time, including prior to the expiration of the contract term, the customer is still required to pay for the remainder of such contract term. For example, if a customer has a three-year subscription with the Company and such customer cancels its subscription in the first year, all remaining amounts for the remainder of the contract term are due and payable by such customer. The Company has historically experienced high collection rates in these instances. Similar to the treatment of monthly subscriptions as described in Comment No. 1, these amounts would be excluded from ARR and MRR after the Company receives indication of cancellation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

3.

Your response to prior comment 1 states that your metric disclosing the percentage of customers that started with at least one free host in the past 12 months with more than a certain dollar amount of annual recurring revenue is intended to illustrate the impact of your free service model to drive future revenue. However, it remains unclear why providing this information for only a subset of your customer base is useful to investors. In this regard, it appears that disclosing the number of total free hosts and total paying customers would provide material insight, both historically and prospectively, into your ability to convert free hosts to paying customers. Please disclose this information or explain why you believe it is not material.

Cooley LLP      3175 Hanover Street      Palo Alto, CA      94304-1130

t: (650) 843-5000      f: (650) 849-7400      cooley.com

U.S. Securities and Exchange Commission

March 6, 2019

Page Three

In response to the Staff’s comment, the Company has revised pages 4, 56, 74 and 78 of the Registration Statement to reflect in this metric the percentage of customers with more than $100,000 of ARR that started with at least one free host prior to subscribing. The Company believes this metric demonstrates that customers that began their relationship with the Company with at least one free host oftentimes become customers that contribute meaningfully to the Company’s revenue, demonstrating the viral nature of the Company’s platform in driving future revenue. The Company believes that disclosing the number of total free hosts and total paying customers could be misleading in that it could overstate the potential for the Company to convert free hosts to paying customers. Similarly, the Company believes that, given the manner in which many customers with less than 10 employees use the Company’s platform, disclosing the number of these customers could also be misleading in that the Company does not expect a significant percentage of these customers to contribute meaningfully to the Company’s revenue in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 57

4.	Please provide the net dollar based expansion rate information for each period presented and include a discussion of any trends in this measure.

In response to the Staff’s comment, the Company has revised page 57 of the Registration Statement to provide the trailing 12-month net dollar expansion rate for customers with greater than 10 employees as of July 31, 2018, October 31, 2018 and January 31, 2019. The Company supplementally advises the Staff that, given the Company’s growth rate, the trailing 12-month net dollar expansion rate for customers with greater than 10 employees is the best indicator of the Company’s ability to retain and expand the use of its platform with existing customers and alleviate any anomalies resulting from a calculation of the net dollar expansion rate on a monthly basis. Due to improvements in the Company’s internal systems, the Company further supplementally advises the Staff that the Company only began tracking this metric in August 2017 and therefore is not able to calculate the net dollar expansion rate for a trailing 12-month period prior to the fiscal quarter ended July 31, 2018.

Key Business Metrics, page 58

5.

We note your revised disclosures in response to prior comment 7. To add context to these measures, please revise to disclose the percentage of revenue generated from both your customers with greater than 10 employees and customers with greater than $100,000 of annual recurring revenue for each period presented. If true, revise to clarify that the customers with greater than $100,000 of annual recurring revenue are also included in the customer count and total revenue of customers with greater than 10 employees. Lastly, explain further to us how the customer count information is used to measure your performance, identify trends, formulate financial projections and make strategic decisions and tell us whether there are any other measures used for such purpose.

Cooley LLP      3175 Hanover Street      Palo Alto, CA      94304-1130

t: (650) 843-5000      f: (650) 849-7400      cooley.com

U.S. Securities and Exchange Commission

March 6, 2019

Page Four

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Registration Statement to clarify that customers with greater than $100,000 of ARR are a subset of the customers with greater than 10 employees and to disclose the percentage of ARR generated by such customers. The Company respectfully advises the Staff that the Company uses ARR because it provides a better indication of future trends in the business than historical revenue, as new customers may initially contribute less to revenue due to the Company’s subscription model, but such customers may represent significant future revenue as reflected in ARR.

The Company further supplementally advises the Staff that the number of customers with more than 10 employees is the key metric by which the Company’s management gains insight regarding the composition of its customer base, specifically, its ability to distinguish between business customers and its broader customer base. Customers with 10 or fewer employees tend to represent the Company’s online business, which represented only 21% of total ARR as of January 31, 2019, as opposed to customers served by the Company’s sales organization. As one of the Company’s growth strategies is to expand within existing customers, understanding the trend of customers representing at least a certain size allows the Company to direct additional resources to those customers that present expansion and upsell opportunities. These key metrics also allow the Company to formulate financial projections and make other strategic decisions with respect to its future product offerings.

6.

Your response to prior comment 8 states that customers with greater than $100,000 annual recurring revenue accounted for 25% and 27% of total ARR as of the fiscal years ended January 31, 2017 and 2018, respectively. As it appears that your non-large enterprise customers comprise the majority of ARR, please tell us and revise to also disclose the total number of non-large enterprise customers as of the end of each period presented in your financial statements and the percentage of revenue attributable to both your large enterprise and non-large enterprise customers for these same periods. If you believe the percentage of total ARR is a more appropriate measure, please explain the reasons for your belief in your response.

The Company respectfully advises the Staff that the number of “non-large enterprise customers” (which the Company interprets to mean customers with more than 10 employees and less than $100,000 of ARR) can be derived from the data points provided on page 58 of the Registration Statement as it is simply the difference between the total number of customers with more than 10 employees and the number of customers with greater than $100,000 of ARR as of the end of each of the periods. The percentage of total ARR represented by these non-large enterprise customers was 48% and 46% as of January 31, 2018 and January 31, 2019, respectively. The total amount of ARR represented by customers with more than 10 employees (which, again, includes customers with greater than $100,000 of ARR) was 75% and 79% as of January 31, 2018 and January 31, 2019, respectively. Customers with 10 or fewer employees constitute the remaining 25% and 21% of ARR as of January 31, 2018 and January 31, 2019, respectively.

Cooley LLP      3175 Hanover Street      Palo Alto, CA      94304-1130

t: (650) 843-5000      f: (650) 849-7400      cooley.com

U.S. Securities and Exchange Commission

March 6, 2019

Page Five

As described in the Company’s response to Comment No. 5, the Company uses ARR because it provides a better indication of future trends in the business than historical revenue, as new customers may initially contribute less to revenue due to the Company’s subscription model, but such customers may represent significant future revenue as reflected in ARR.

Results of Operations

Revenue, page 61

7.

We note your revised disclosures in response to prior comment 9. Please further revise to quantify the amount of revenue growth from new versus existing customers so that readers can assess the relative contribution of each of these factors.

In response to the Staff’s comment, the Company has revised page 61 of the Registration Statement to provide the percentage of revenue contribution from new versus existing customers.

Business

Our Customers, page 83

8.

Your revised disclosure names certain of your customers and indicates that your current customer base spans numerous industries. While your disclosure appears to indicate that the named customers are representative of customers in a variety of industry categories, please revise to disclose whether these customers are representative of your overall customer base and to explain the criteria used to select these customers.

In response to the Staff’s comment, the Company has revised page 83 of the Registration Statement to disclose that these are representative of the Company’s largest customers. The Company supplementally advises the Staff that each of these customers currently contribute at least $100,000 in ARR.

*        *        *

Cooley LLP      3175 Hanover Street      Palo Alto, CA      94304-1130

t: (650) 843-5000      f: (650) 849-7400      cooley.com

U.S. Securities and Exchange Commission

March 6, 2019

Page Six

Please contact me at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Jon C. Avina

Jon C. Avina

cc:	Eric S. Yuan, Zoom Video Communications, Inc.

Kelly Steckelberg, Zoom Video Communications, Inc.

Aparna Bawa, Zoom Video Communications, Inc.

Calise Y. Cheng, Cooley LLP

Bradley M. Libuit, Cooley LLP

Alex K. Kassai, Cooley LLP

Cooley LLP      3175 Hanover Street      Palo Alto, CA      94304-1130

t: (650) 843-5000      f: (650) 849-7400      cooley.com